

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 17, 2007

Via U.S. Mail and Fax (604-669-6272)
Mr. Robert J. MacDonald
Chief Financial Officer
Novagold Resources Inc.
Suite 2300, 200 Granville Street
Vancouver, British Columbia
Canada, V6C 1S4

> **Re:** **Novagold Resources Inc.**
> **Form 40-F for the Fiscal Year Ended November 30, 2006**
> **Filed March 1, 2007**
> **File No. 1-31913**

Dear Mr. MacDonald:

We have reviewed your Form 40-F for the Fiscal Year Ended November 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended November 30, 2006

Note 2. Accounting policies
Intangible assets, page F-6

1. Please revise to disclose the expected useful lives of your intangible assets. We note that amortization will begin when the economic benefit of the intangible asset is consumed. Please clarify what you mean by this statement and disclose specifically when you will begin amortizing these assets. Further, please revise your disclosure to comply with CICA Accounting Handbook, Section 3062.51(b).

Note 5. Power generation and transmission, page F-10

2. Tell us and disclose why it is appropriate to exclude Forrest Kerr when allocating the purchase price of Coast Mountain Power Corp. Also, we note the power generation and transmission rights "may likely" be utilized to provide power to the Galore Creek project. Citing the appropriate literature, tell us how you determined these are amortizable intangible assets.

3. We further note you have recorded approximately $60.1 million in power generation and transmission intangible assets as of November 30, 2006; however, the Coast Mountain Power Corp. was acquired at approximately $44.4 million in stock. Please expand your disclosures to further detail the nature of these assets that exclude the Forrest Kerr project, as noted in our comment above, and explain the difference in the amounts recorded upon acquisition.

Note 8. Asset retirement obligation, page F-13

4. We note your disclosures on page 38 of the Annual Information Form, regarding the ongoing reclamation activities performed at Galore Creek and Ambler Creek. We also note that you have incurred significant exploration costs at both Donlin Creek and Galore Creek during fiscal year 2006. Considering these activities, tell us why there are no asset retirement obligations recorded on your balance sheet related to other properties, such as Donlin Creek and Galore Creek.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant